Exhibit 99.1

BriaCell Announces TSXV Acceptance of Normal Course Issuer Bid

BERKELEY, Calif. and VANCOUVER, British Columbia, Sept. 22, 2021 (GLOBE NEWSWIRE) — BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, today announces that the TSX Venture Exchange (the “TSXV”) has accepted the Company’s Notice of Intention to implement a normal course issuer bid (the “Buyback”).

Pursuant to the Buyback, the Company may, during the 12-month period commencing on September 28, 2021 and ending September 27, 2022 purchase, through the facilities of the TSXV or The Nasdaq Capital Market (“Nasdaq”) or alternative exchanges, (i) up to 1,341,515 common shares (the “Common Shares”) and (ii) up to 411,962 publicly traded BCTXW warrants (the “Listed Warrants”) in total, representing 10% of the 13,415,154 Common Shares and 10% of the 4,119,622 Listed Warrants, respectively, that comprise the “public float” as of September 21, 2021. Independent Trading Group (ITG) Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. The Buyback will in no way interfere with BriaCell’s ambitious growth plans to expand into previously-announced areas of cancer immunotherapy and/or advance its current breast cancer clinical trials.

A copy of the Form 5G - Notice of Intention to make a Normal Course Issuer Bid filed by the Company with the TSXV can be obtained from the Company upon request without charge.

BriaCell’s proposed repurchases may be conducted through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, subject to the market conditions and in compliance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the “SEC”) Rule 10b-18 and/or Rule 10b5-1 requirements. Purchases of Common Shares or Listed Warrants through the Nasdaq will not, during the 12-month period, exceed 5% of the outstanding Common Shares or Listed Warrants in the aggregate and as of the commencement of the Buyback. BriaCell’s Board of Directors will be reviewing the program periodically and may revise the terms and/or size or suspend or discontinue the program.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com